Exhibit 99.1

FOR IMMEDIATE RELEASE

51job, Inc. Reports Fourth Quarter and Fiscal Year 2008 Financial Results

SHANGHAI, China, March 3, 2009 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the fourth quarter of 2008 and for the fiscal year ended December 31, 2008.

Fourth Quarter 2008 Financial Highlights:
● ● ● ● ● ●	Total revenues decreased 8.1% over Q4 2007 to RMB196.2 million (US$28.8 million), but exceeded the
Company’s guidance range of RMB185 to RMB195 million
 Gross margin of 51.0% compared with 55.8% in Q4 2007
 Operating income decreased to RMB5.9 million (US$0.9 million)
 Fully diluted earnings per common share were RMB0.12 (US$0.04 per ADS)
 Excluding share-based compensation expense and foreign currency translation gain, non-GAAP adjusted fully diluted earnings per common share were RMB0.24 (US$0.07 per ADS), within the Company’s guidance range of RMB0.20 to RMB0.30
Cash and short-term investments totaling RMB1,074.4 million (US$157.5 million) as of December 31, 2008
Fiscal Year 2008 Financial Highlights:
● ● ● ● ●	Total revenues increased 1.9% over 2007 to RMB860.4 million (US$126.1 million)
 Gross margin of 53.7% compared with 56.3% in 2007
 Operating income decreased 31.2% over 2007 to RMB96.8 million (US$14.2 million)
 Fully diluted earnings per common share were RMB1.35 (US$0.40 per ADS)
 Excluding share-based compensation expense and foreign currency translation loss, non-GAAP adjusted income decreased 19.6% over 2007 to RMB121.8 million (US$17.8 million) and non-GAAP adjusted fully diluted earnings per common share were RMB2.15 (US$0.63 per ADS)

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “Hiring activity slowed materially in the fourth quarter as many corporate customers scaled back their recruitment efforts and cut spending in the face of worsening global economic conditions. The current market sentiment among employers in China continues to be highly cautious and we believe it will remain so throughout 2009 as companies navigate through these unprecedented and challenging times.”

“Partially offsetting the effect of the economic downturn on our recruitment businesses, we were pleased that our other HR related services maintained solid growth momentum throughout last year. We believe that our ongoing investments in corporate training and HR outsourcing services have provided us with a significant competitive advantage, enabling us to build deeper relationships with customers and capture a greater share of corporate HR budgets. With our diverse product portfolio, premier brand name and strong balance sheet, we believe that we are in a strong position to capitalize on opportunities in 2009 and beyond,” said Mr. Yan.

Fourth Quarter 2008 Unaudited Financial Results

Total revenues for the fourth quarter ended December 31, 2008 were RMB196.2 million (US$28.8 million), a decrease of 8.1% from RMB213.6 million for the same quarter in 2007.

Print advertising revenues for the fourth quarter of 2008 decreased 37.4% to RMB59.7 million (US$8.8 million) from RMB95.4 million for the same quarter in 2007. The decrease was primarily due to lower average revenue per page resulting from higher revenue contribution from lower priced cities and less page volume in 51job Weekly, which was impacted by a slowdown in market demand and reduced hiring activity during the fourth quarter of 2008. Print advertising prices charged in each city were relatively unchanged compared with rates in the fourth quarter of 2007, but average revenue per page decreased 28.2% over the same quarter in 2007 as lower priced cities comprised a larger portion of print advertising volumes. The estimated number of print advertising pages generated in the fourth quarter of 2008 decreased 12.9% to 3,452 compared with 3,962 pages in the same quarter in 2007.

Online recruitment services revenues for the fourth quarter of 2008 decreased 5.4% to RMB72.7 million (US$10.7 million) from RMB76.9 million for the same quarter in 2007. The decrease was primarily the result of a decline in market demand and reduced corporate spending on online recruitment products. Average revenue per unique employer decreased 4.6% in the fourth quarter of 2008 compared to the same quarter in 2007. Unique employers using the Company’s online recruitment services decreased 0.9% to 57,071 in the fourth quarter of 2008 from 57,565 in the same quarter of the prior year.

Executive search revenues for the fourth quarter of 2008 was RMB2.4 million (US$0.3 million) compared with RMB4.0 million for the same quarter in 2007. For the fourth quarter of 2008, other human resource related revenues grew 64.5% to RMB61.4 million (US$9.0 million) from RMB37.3 million in the fourth quarter of 2007 principally due to greater customer demand for human resource outsourcing services as well as the inclusion of RMB5.8 million (US$0.8 million) in service fees from certain newspaper contractors in the fourth quarter of 2008.

Gross profit for the fourth quarter of 2008 was RMB94.5 million (US$13.8 million) compared with RMB112.8 million for the same quarter of the prior year. Gross margin, which is equal to gross profit divided by net revenues, decreased to 51.0% in the fourth quarter of 2008 compared with 55.8% in the same quarter in 2007.

Operating expenses for the fourth quarter of 2008 were RMB88.6 million (US$13.0 million) compared with RMB92.4 million for the same quarter in 2007. Operating expenses as a percentage of net revenues was 47.8% for the fourth quarter of 2008 compared with 45.7% for the fourth quarter of 2007. Excluding share-based compensation expense, operating expenses as a percentage of net revenues was 44.4% in the fourth quarter of 2008 compared with 42.7% for the fourth quarter of 2007.

Sales and marketing expenses for the fourth quarter of 2008 increased 6.4% to RMB58.2 million (US$8.5 million) from RMB54.7 million for the same quarter in 2007 primarily due to increased labor costs from staff additions and higher wage levels compared to the fourth quarter of 2007.

General and administrative expenses for the fourth quarter of 2008 decreased 19.5% to RMB30.4 million (US$4.5 million) from RMB37.8 million in the fourth quarter of 2007. The decrease was primarily due to a RMB9.7 million loss provision related to a third party contractor recorded in the fourth quarter of 2007, partially offset by higher rental, property management and office expenses in the fourth quarter of 2008 as compared to the same quarter in 2007.

Income from operations for the fourth quarter of 2008 decreased to RMB5.9 million (US$0.9 million) from RMB20.4 million for the same quarter of the prior year. The Company’s effective tax rate increased to 44.7% in the fourth quarter of 2008 compared with 33.4% in the fourth quarter of the prior year as certain non-tax deductible expenses, including share-based compensation, comprised a higher portion of the taxable income base.

Net income for the fourth quarter of 2008 decreased to RMB6.8 million (US$1.0 million) from RMB13.7 million for the same quarter in 2007. Fully diluted earnings per common share for the fourth quarter of 2008 were RMB0.12 (US$0.02) compared with RMB0.24 for the same quarter in 2007. Fully diluted earnings per ADS for the fourth quarter of 2008 were RMB0.24 (US$0.04) compared with RMB0.48 in the fourth quarter of 2007.

In the fourth quarter of 2008, the Company recognized total share-based compensation expense of RMB7.5 million (US$1.1 million) compared with RMB7.3 million in the fourth quarter of 2007. The Company also recognized a foreign currency translation gain of RMB0.6 million (US$0.1 million) in the fourth quarter of 2008 compared with a translation loss of RMB7.4 million in the fourth quarter of 2007 resulting from the slight depreciation of the Renminbi against the U.S. dollar during the last quarter of 2008.

Excluding share-based compensation expense and the impact of foreign currency translation, non-GAAP adjusted income for the fourth quarter of 2008 decreased to RMB13.6 million (US$2.0 million) from RMB28.4 million for the fourth quarter of 2007. Non-GAAP adjusted fully diluted earnings per common share were RMB0.24 (US$0.04) in the fourth quarter of 2008 compared with RMB0.50 in the fourth quarter of 2007. Non-GAAP adjusted fully diluted earnings per ADS in the fourth quarter of 2008 were RMB0.48 (US$0.07) compared with RMB1.00 in the fourth quarter of 2007.

Fiscal Year 2008 Unaudited Financial Results

Total revenues for 2008 were RMB860.4 million (US$126.1 million), an increase of 1.9% from RMB844.3 million in 2007. Income from operations for 2008 decreased 31.2% to RMB96.8 million (US$14.2 million) from RMB140.7 million for 2007.

The estimated number of print advertising pages generated in 2008 was 16,512 compared with 16,568 estimated pages in 2007. Unique employers using the Company’s online recruitment services grew 9.0% to 102,562 in 2008 from 94,125 in 2007. Employers who purchase online services multiple times or in multiple quarters throughout the fiscal year are counted as one unique employer for the annual total.

Net income for 2008 decreased 26.0% to RMB76.6 million (US$11.2 million) compared with RMB103.6 million for 2007. Fully diluted earnings per common share for 2008 decreased to RMB1.35 (US$0.20) from RMB1.83 in 2007. Fully diluted earnings per ADS for 2008 were RMB2.70 (US$0.40) compared with RMB3.66 in 2007.

Excluding share-based compensation expense and foreign currency translation loss, non-GAAP adjusted income for 2008 decreased 19.6% to RMB121.8 million (US$17.8 million) from RMB151.3 million for 2007. Non-GAAP adjusted fully diluted earnings per common share were RMB2.15 (US$0.32) for 2008 compared with RMB2.67 for 2007. Non-GAAP adjusted fully diluted earnings per ADS in 2008 were RMB4.29 (US$0.63) compared with RMB5.35 in 2007.

As of December 31, 2008, the Company had cash and short-term investments totaling RMB1,074.4 million (US$157.5 million), an increase from RMB1,007.5 million at December 31, 2007.

Business Outlook

For the first quarter of 2009, based on current market and operating conditions, the Company’s revenue target is in the estimated range of RMB175 million to RMB185 million (US$25.7 million to US$27.1 million). Excluding share-based compensation expense and any foreign currency translation losses or gains, the Company’s non-GAAP fully diluted earnings target for the first quarter of 2009 is in the estimated range of nil to RMB0.10 per common share (nil to US$0.03 per ADS). The Company expects aggregate share-based compensation expense in the first quarter of 2009 to be in the estimated range of RMB7 million to RMB8 million (US$1.0 million to US$1.2 million).

Other Company News

On September 30, 2008, the Company announced that its shareholders had approved a share repurchase program authorizing the repurchase of up to US$25 million worth of outstanding ADSs. In the fourth quarter of 2008, the Company repurchased 136,827 ADSs, representing 273,654 common shares, in the open market at an average price of US$6.65 per ADS.

In January 2009, the Company terminated the publication of the local edition of 51job Weekly in Changchun. The Company continues to maintain an office in Changchun for sales and customer service support. Also in January 2008, the Company completed the change of its newspaper contractor in Dalian to Northern Times.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.8225 to US$1.00 the noon buying rate in the City of New York for cable transfers of Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of December 31, 2008.

Conference Call Information

Management of 51job will host a conference call at 8:00 p.m. Eastern Time on March 3, 2009 (9:00 a.m. Shanghai / Hong Kong time zone on March 4, 2009) to discuss fourth quarter and fiscal year 2008 results. The call will be available live and on replay through 51job’s investor relations website, ir.51job.com. Please go to the website at least fifteen minutes early to register and install any necessary audio software. Participants may also dial into the teleconference at +1-888-401-4685 (+1-719-325-2244 for international callers) and provide the passcode 7036164. An audio replay of the conference call will be available three hours after completion through March 10, 2009, by dialing +1-888-203-1112 (+1-719-457-0820 for international callers) and entering the passcode 7036164.

Note Regarding Preliminary Unaudited Financial Information

The unaudited financial information contained in this press release is preliminary and subject to change. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2008 is currently in progress and adjustments to the financial statements may be identified when the audit process is completed. As a result, the audited financial statements may be materially different from the preliminary unaudited financial information contained in this press release. In addition, because management’s evaluation of the Company’s internal controls over financial reporting in connection with the Sarbanes-Oxley Act of 2002 has not yet been completed, the Company currently makes no representation as to the effectiveness of those internal controls as of December 31, 2008.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial information presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of adjusted income, adjusted earnings per common share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense and foreign currency translation gain or loss. The Company believes excluding share-based compensation expense from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding foreign currency translation gain or loss from its non-GAAP financial measures is useful for its management and investors as such translation gain or loss is unrelated to the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP measures excluding share-based compensation expense and foreign currency translation gain or loss are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial information.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, business process outsourcing and salary surveys. 51job’s nationwide office network in China spans 26 cities operating 22 local editions of 51job Weekly.

Safe Harbor Statement

Statements in this release regarding targets for the first quarter of 2009, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the first quarter of 2009; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the first quarter of 2009 or as a result of new information, future events or otherwise.

- Financial tables to follow -
51job, Inc.
Consolidated Statements of Operations

	For the Three Months Ended
	December 31,
	2007	December 31, 2008	December 31, 2008
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Print advertising	95,430	59,699	8,750
Online recruitment services	76,882	72,741	10,662
Executive search	3,966	2,379	349
Other human resource related revenues	37,325	61,392	8,999
Total revenues	213,603	196,211	28,760
Less: Business and related tax	(11,327)	(10,866)	(1,593)
Net revenues	202,276	185,345	27,167
Cost of services (Note 2)	(89,439)	(90,879)	(13,321)
Gross profit	112,837	94,466	13,846
Operating expenses:
Sales and marketing (Note 3)	(54,674)	(58,192)	(8,529)
General and administrative (Note 4)	(37,762)	(30,398)	(4,456)
Total operating expenses	(92,436)	(88,590)	(12,985)
Income from operations	20,401	5,876	861
(Loss) Gain from foreign currency translation	(7,397)	637	93
Interest and investment income	6,760	6,193	908
Other income (expense)	831	(487)	(71)
Income before provision for income tax	20,595	12,219	1,791
Income tax expense	(6,882)	(5,463)	(801)
Net income	13,713	6,756	990
Earnings per share:
Basic	0.24	0.12	0.02
Diluted	0.24	0.12	0.02
Earnings per ADS (Note 5):
Basic	0.49	0.24	0.04
Diluted	0.48	0.24	0.04
Weighted average number of common shares outstanding:
Basic	56,457,123	56,584,296	56,584,296
Diluted	56,706,721	56,659,627	56,659,627

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.8225 on December 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Includes share-based compensation expense of RMB1,279 and RMB1,210 (US$177) for the three months ended December 31, 2007 and 2008, respectively.

3.	Includes share-based compensation expense of RMB1,100 and RMB1,040 (US$153) for the three months ended December 31, 2007 and 2008, respectively.

4.	Includes share-based compensation expense of RMB4,946 and RMB5,220 (US$765) for the three months ended December 31, 2007 and 2008, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Consolidated Statements of Operations

	For the Year Ended
	December 31,
	2007	December 31, 2008	December 31, 2008
(In thousands, except number of shares and per share data)	(audited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Print advertising	430,621	359,234	52,654
Online recruitment services	282,688	312,121	45,749
Executive search	16,086	13,979	2,049
Other human resource related revenues	114,871	175,083	25,663
Total revenues	844,266	860,417	126,115
Less: Business and related tax	(44,982)	(44,939)	(6,587)
Net revenues	799,284	815,478	119,528
Cost of services (Note 2)	(349,022)	(377,487)	(55,330)
Gross profit	450,262	437,991	64,198
Operating expenses:
Sales and marketing (Note 3)	(181,230)	(215,228)	(31,547)
General and administrative (Note 4)	(128,347)	(125,981)	(18,465)
Total operating expenses	(309,577)	(341,209)	(50,012)
Income from operations	140,685	96,782	14,186
Loss from foreign currency translation	(18,134)	(17,732)	(2,599)
Interest and investment income	24,635	26,400	3,869
Other income	1,793	2,327	341
Income before provision for income tax	148,979	107,777	15,797
Income tax expense	(45,402)	(31,176)	(4,570)
Net income	103,577	76,601	11,227
Earnings per share:
Basic	1.84	1.35	0.20
Diluted	1.83	1.35	0.20
Earnings per ADS (Note 5):
Basic	3.68	2.71	0.40
Diluted	3.66	2.70	0.40
Weighted average number of common shares outstanding:
Basic	56,279,193	56,581,719	56,581,719
Diluted	56,631,598	56,709,513	56,709,513

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.8225 on December 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Includes share-based compensation expense of RMB4,931 and RMB4,564 (US$669) for 2007 and 2008, respectively.

3.	Includes share-based compensation expense of RMB4,241 and RMB3,923 (US$575) for 2007 and 2008, respectively.

4.	Includes share-based compensation expense of RMB20,479 and RMB18,947 (US$2,777) for 2007 and 2008, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	December 31,
	2007	December 31, 2008	December 31, 2008
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	20,595	12,219	1,791
Add back: Share-based compensation expense	7,325	7,470	1,095
Add back: Loss (Gain) from foreign currency translation	7,397	(637)	(93)
Non-GAAP income before provision for income tax	35,317	19,052	2,793
Non-GAAP income tax expense	(6,886)	(5,459)	(800)
Non-GAAP adjusted income	28,431	13,593	1,993
Non-GAAP adjusted earnings per share:
Basic	0.50	0.24	0.04
Diluted	0.50	0.24	0.04
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	1.00	0.48	0.07
Diluted	1.00	0.48	0.07
Weighted average number of common shares outstanding:
Basic	56,457,123	56,584,296	56,584,296
Diluted	56,706,721	56,659,627	56,659,627

	For the Year Ended
	December 31,
	2007	December 31, 2008	December 31, 2008
(In thousands, except number of shares and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	148,979	107,777	15,797
Add back: Share-based compensation expense	29,651	27,434	4,021
Add back: Loss from foreign currency translation	18,134	17,732	2,599
Non-GAAP income before provision for income tax	196,764	152,943	22,417
Non-GAAP income tax expense	(45,415)	(31,185)	(4,571)
Non-GAAP adjusted net income	151,349	121,758	17,846
Non-GAAP adjusted earnings per share:
Basic	2.69	2.15	0.32
Diluted	2.67	2.15	0.32
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	5.38	4.30	0.63
Diluted	5.35	4.29	0.63
Weighted average number of common shares outstanding:
Basic	56,279,193	56,581,719	56,581,719
Diluted	56,631,598	56,709,513	56,709,513

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.8225 on December 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Each ADS represents two common shares.

51job, Inc.
Consolidated Balance Sheets

	December 31,	December 31,	December 31,
	2007	2008	2008
(In thousands, except number of shares)	(audited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
ASSETS
Current assets:
Cash	1,007,520	1,058,310	155,121
Short-term investments	—	16,100	2,360
Accounts receivable (net of allowance of RMB3,879 and RMB2,783 as of December 31, 2007 and 2008, respectively)	29,706	19,524	2,862
Prepayments and other current assets	33,132	44,996	6,595
Deferred tax assets, current	4,930	2,322	340
Total current assets	1,075,288	1,141,252	167,278
Long-term investments	8,788	15,927	2,335
Property and equipment	205,984	205,805	30,166
Intangible assets	6,869	4,669	684
Other long-term assets	5,031	6,311	925
Deferred tax assets, non-current	1,206	405	59
Total assets	1,303,166	1,374,369	201,447
LIABILITIES
Current liabilities:
Accounts payable	9,804	10,511	1,541
Salary and employee related accrual	29,064	22,371	3,279
Taxes payable	33,498	13,337	1,955
Advance from customers	75,535	87,639	12,845
Other payables and accruals	28,214	12,939	1,897
Total current liabilities	176,115	146,797	21,517
Deferred tax liabilities, non-current	516	730	107
Total liabilities	176,631	147,527	21,624
Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 56,519,471 and 56,378,139 shares issued and outstanding as of December 31, 2007 and 2008, respectively)	47	47	7
Additional paid-in capital	894,019	917,352	134,460
Statutory reserves	5,991	6,946	1,018
Other comprehensive gain	680	1,054	154
Retained earnings	225,798	301,443	44,184
Total shareholders’ equity	1,126,535	1,226,842	179,823
Total liabilities and shareholders’ equity	1,303,166	1,374,369	201,447

__________
Note 1:	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB6.8225 on December 31, 2008 in The City of
New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.